Exhibit 99.28

Notice to ASX/LSE

Rio Tinto update on Simandou

29 October 2018

The non-binding heads of agreement, originally signed on 28 October 2016, for Chinalco to acquire Rio Tinto’s entire interest in the Simandou iron ore project in Guinea has lapsed. Rio Tinto and Chinalco, who respectively own 45.05 per cent and 39.95 per cent of Simandou, will continue to work with the Government of Guinea to explore other options to realise value from the world-class Simandou iron ore deposit. The Government of Guinea owns a 15 per cent stake in the project.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Canada Matthew Klar T +1 514 608 4429	Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404